                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 2)


                     Birner Dental Management Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    091283200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Richard E. Beckman
          300 E. Long Lake Road, Suite 311, Bloomfield Hills, MI 48304
                                 (248) 203-1121
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 5 Pages



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CUSIP NO. 091283200                      13D

1                 NAME OF REPORTING PERSONS

                            Walter Knysz, Jr. D.D.S.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                  ONLY)

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]

                                                                     (b)  [ ]
3                  SEC USE ONLY

4                  SOURCE OF FUNDS*

                                 Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                  Not Required

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States

                   7      SOLE VOTING POWER
   NUMBER OF              0
    SHARES         8      SHARED VOTING POWER
 BENEFICIALLY             0
   OWNED BY        9      SOLE DISPOSITIVE POWER
     EACH                 0
  REPORTING       10      SHARED DISPOSITIVE POWER
 PERSON WITH              0

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 0

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                    [ ]

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 0%

14                TYPE OF REPORTING PERSON*

                                 IN




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         This Amendment No. 2 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 10, 2002, as amended, on behalf of Walter Knysz, Jr. D.D.S. Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

              Item 4 is hereby amended by the addition of the following paragraph:

              Dr. Knysz has been unsuccessful in his attempt to pursue a business combination between Great Expressions, a company controlled by Dr. Knysz, and Birner. Based on this factor, the current trading price of the Common Stock, Dr. Knysz' evaluation of Birner, and the ability to dispose of all of his Common Stock in a single transaction without incurring any brokerage fees, Dr. Knysz decided to sell his Common Stock in a private transaction to Birner.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 is hereby amended and restated as follows:

              (a) As of July 16, 2003, Dr. Knysz did not beneficially own any of the outstanding Common Stock of Birner.

              (b) Dr. Knysz does not have the power to vote, direct the vote, dispose or direct the disposition of any shares of Common Stock.

              (c) Dr. Knysz has effected the following transactions in the Common Stock during the sixty-day period ending July 16, 2003:

                        Date of                   Type of                  Number          Price
                      Transaction               Transaction              Of Shares       Per Share
                      -----------               -----------              ---------       ---------
                       7/16/2003                Private sale               83,975          $13.75

              (d) Not applicable.

              (e) On July 16, 2003, Dr. Knysz ceased to be the beneficial owner of more than five percent of the shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              On July 16, 2003 Dr. Knysz and Birner entered into a Stock Repurchase Agreement pursuant to which Birner purchased all of Dr. Knysz' Common Stock for the price described in Item 5 above and Dr. Knysz agreed that for a period of two years neither he nor his affiliated companies will, without the prior consent of Birner, acquire any voting securities of Birner,


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solicit proxies with respect to Birner, or take any action or assist in any manner to influence or affect the control of Birner.









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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             July 18, 2003
                                             --------------------------------
                                             (Date)

                                               /S/  Walter Knysz Jr. D.D.S.
                                             --------------------------------
                                             (Signature)

                                             Walter Knysz Jr. D.D.S.
                                             -----------------------
                                             (Name/Title)







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